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Exhibit 99.3

TERRESTAR CORPORATION
Index to Consolidated Financial Statements and Financial Statement Schedule

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
TerreStar Corporation

        We have audited the accompanying consolidated balance sheet of TerreStar Corporation as of December 31, 2009, and the related consolidated statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TerreStar Corporation at December 31, 2009, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

        The accompanying financial statements have been prepared assuming that TerreStar Corporation will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and will require additional financing in 2010 to meet its obligations. The Company's ability to obtain the needed additional financing on acceptable terms, or at all, is uncertain. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The 2009 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

        As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for noncontrolling interests effective January 1, 2009.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TerreStar Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
McLean, Virginia March 16, 2010

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
TerreStar Corporation

        We have audited the accompanying consolidated balance sheet of TerreStar Corporation (formerly Motient Corporation) and subsidiaries (the "Company") as of December 31, 2008, and the related statements of operations, stockholders' equity and cash flows for the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TerreStar Corporation and subsidiaries as of December 31, 2008, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Friedman LLP

East Hanover, New Jersey
March 12, 2009

TERRESTAR CORPORATION

Consolidated Balance Sheets

As of December 31, 2009 and 2008

(In thousands)

	2009	2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$45,125	$236,820
Deferred issuance costs	3,342	6,575
Income tax receivable	—	1,477
Prepaid and other current assets	4,939	3,594

Total current assets	53,406	248,466
Property and equipment, net	947,129	716,602
Intangible assets, net	362,304	359,013
Restricted cash	472	1,404
Deferred issuance costs	6,351	9,692
Other assets	6,000	6,000

Total assets	$1,375,662	$1,341,177

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$42,204	$17,375
Deferred rent and other current liabilities	1,730	1,517
Accrued satellite performance incentives	19,350	—
Series A and Series B cumulative convertible preferred stock dividends payable	17,447	4,468

Total current liabilities	80,731	23,360
Deferred rent and other long-term liabilities	1,429	3,175
Accrued satellite performance incentives, net of current portion	8,062	—
Deferred income taxes	23,364	13,039
TerreStar Notes including contingent interest derivative and accrued interest, thereon (net of discount as of December 31, 2009 of $48,528 and as of December 31, 2008 of $43,625)	791,930	671,884
TerreStar Exchangeable Notes and accrued interest, thereon (net of discount as of December 31, 2009 of $75,000 and as of December 31, 2008 of $95,954)	94,729	63,176
TerreStar-2 Purchase Money Credit Agreement including contingent interest derivative and accrued interest, thereon	67,914	36,755

Total liabilities	1,068,159	811,389

Commitments and Contingencies
Series A Cumulative Convertible Preferred Stock ($0.01 par value, 450,000 shares authorized and 90,000 shares issued and outstanding at December 31, 2009 and December 31, 2008)	90,000	90,000
Series B Cumulative Convertible Preferred Stock ($0.01 par value, 500,000 shares authorized and 318,500 shares issued and outstanding at December 31, 2009 and December 31, 2008)	318,500	318,500
STOCKHOLDERS' EQUITY:
TerreStar Corporation stockholders' (deficit) equity:
Series C preferred stock ($0.01 par value, 1 share authorized and 1 share issued and outstanding at December 31, 2009 and December 31, 2008)	—	—
Series D preferred stock ($0.01 par value, 1 share authorized and 1 share issued and outstanding at December 31, 2009 and December 31, 2008)	—	—
Series E junior Convertible Preferred Stock ($0.01 par value, 1,900,000 shares authorized and 1,200,000 shares issued and outstanding at December 31, 2009 and December 31, 2008)	12	12
Common stock; voting (par value $0.01; 240,000,000 shares authorized, 143,718,237 and 125,869,540 shares issued, 139,767,035 and 121,918,338 shares outstanding at December 31, 2009 and December 31, 2008, respectively)	1,437	1,259
Additional paid-in capital	1,292,425	1,220,161
Common stock purchase warrants	11,999	55,809
Treasury stock (3,951,202 common shares held in treasury stock at December 31, 2009 and December 31, 2008)	(73,877)	(73,877)
Accumulated other comprehensive income (loss)	2,300	(70)
Accumulated deficit	(1,317,078)	(1,082,006)

Total TerreStar Corporation stockholders' (deficit) equity	(82,782)	121,288

Noncontrolling interest in TerreStar Networks	(17,925)	—
Noncontrolling interest in TerreStar Global	(290)	—

Total stockholders' (deficit) equity	(100,997)	121,288

Total liabilities and stockholders' equity	$1,375,662	$1,341,177

See accompanying Notes to Consolidated Financial Statements

TERRESTAR CORPORATION

Consolidated Statements of Operations

For the Years Ended December 31, 2009, 2008 and 2007

(In thousands, except per share amounts)

	2009	2008	2007
Revenue (including revenue-related party $2,290)	$2,384	—	—

Operating expenses:
General and administrative (exclusive of depreciation and amortization)	67,359	$88,536	$114,848
Research and development (exclusive of depreciation and amortization)	69,882	73,560	43,067
Depreciation and amortization	24,028	22,479	18,222
Loss on impairment of intangibles	—	—	6,699
Loss (gain) on asset disposal	9	6,768	(123)

Total operating expenses	161,278	191,343	182,713

Loss from operations	(158,894)	(191,343)	(182,713)
Other income (expense):
Interest expense	(64,275)	(54,764)	(52,584)
Interest income	221	3,328	12,215
Other income	832	827	325
Equity in losses of MSV	—	—	(7,338)
Loss on investment in SkyTerra	—	(126,224)	—
Other than temporary impairment—SkyTerra	—	—	(106,800)
Decrease in dividend liability	—	77,708	71,046

Loss before income taxes	(222,116)	(290,468)	(265,849)
Income tax (provision) benefit	(2,369)	2,231	2,248

Net loss	(224,485)	$(288,237)	$(263,601)
Less:
Net loss attributable to the noncontrolling interest in TerreStar Networks	18,935	10,545	23,262
Net loss attributable to the noncontrolling interest in TerreStar Global	313	—	1,198

Net loss attributable to TerreStar Corporation	(205,237)	(277,692)	(239,141)

Dividends on Series A and Series B cumulative convertible preferred stock	(25,293)	(19,139)	(23,232)
Accretion of issuance costs associated with Series A and Series B cumulative convertible preferred stock	(4,542)	(4,553)	(4,542)

Net loss attributable to common stockholders	$(235,072)	$(301,384)	$(266,915)

Basic & Diluted Loss Per Share	$(1.76)	$(2.81)	$(3.22)

Basic & Diluted Weighted-Average Common Shares Outstanding	133,476	107,179	83,016

See accompanying Notes to Consolidated Financial Statements

TERRESTAR CORPORATION

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2009, 2008 and 2007

(In thousands)

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(224,485)	$(288,237)	$(263,601)
Adjustments to reconcile net loss to net cash used in continuing operating activities:
Depreciation and amortization	24,028	22,479	18,222
Write-off of deferred financing fees	—	—	5,708
Equity in losses of MSV	—	—	7,338
Loss on investment in SkyTerra	—	126,224	—
Other than temporary impairment- SkyTerra	—	—	106,800
Loss (gain) on asset disposal	9	6,768	(123)
Amortization of deferred issuance costs	6,418	5,029	1,778
Stock-based compensation	7,086	4,480	25,069
Impairment of intangibles	—	—	6,699
Deferred income taxes	2,369	—	—
Decrease in dividend liability	—	(77,708)	(71,046)
Changes in assets and liabilities:
Income tax receivable	1,477	(1,097)	(380)
Prepaid and other current assets	(1,382)	5,117	(6,136)
Accounts payable and accrued expenses	14,751	(18,597)	20,088
Other assets	—	817	(6,817)
Accrued interest	57,845	49,539	38,035
Deferred rent and other liabilities	(1,463)	1,876	(1,546)
Adjustment related to discontinued operating activities	—	—	(28)

Net cash used in continuing operating activities	(113,347)	(163,310)	(119,940)

CASH FLOWS FROM CONTINUING INVESTING ACTIVITIES:
Proceeds from the sale of SkyTerra shares	—	199,083	—
Decrease in restricted cash and investments, net	932	2,049	45,423
Proceeds from assets held for sale	—	—	500
Purchases of intangible assets	(187)	(367)	(734)
Purchases of property and equipment	(101,106)	(103,546)	(290,611)
Net cash provided by discontinued investing activities	—	2,009	3,667

Net cash (used in) provided by investing activities	(100,361)	99,228	(241,755)

CASH FLOWS FROM CONTINUING FINANCING ACTIVITIES:
Proceeds from issuance of TerreStar notes and TerreStar exchangeable notes	—	195,732	500,000
Proceeds from TerreStar-2 purchase money credit agreement	24,350	33,175	—
Proceeds from issuance of equity securities	—	—	6,708
Repayment of the Senior Secured Notes	—	—	(200,000)
Payments for capital lease obligations	(70)	(59)	(37)
Dividends paid on Series A and Series B cumulative convertible preferred stock	(2,362)	(13,086)	(13,086)
Debt issuance costs and other charges	—	(3,954)	(14,421)

Net cash provided by financing activities	21,918	211,808	279,164

Foreign exchange effect on cash and cash equivalents	95	(40)	—

Net (decrease) increase in cash and cash equivalents	(191,695)	147,686	(82,531)
CASH AND CASH EQUIVALENTS, beginning of period	236,820	89,134	171,665

CASH AND CASH EQUIVALENTS, end of period	45,125	$236,820	$89,134

See accompanying Notes to Consolidated Financial Statements

TERRESTAR CORPORATION
Consolidated Statements of Changes in Stockholders' (Deficit) Equity
For the Years Ended December 31, 2009, 2008 and 2007
(In thousands, except per share amounts)

	Series E Junior Convertible Preferred Stock
			Common Stock
						Common Stock Purchase Warrants	Treasury Stock		Accumulated Other Comprehensive Income			Noncontrolling Interest in TerreStar Networks	Noncontrolling Interest in TerreStar Global
		Par Value		Par Value	Additional Paid-In Capital						Accumulated Deficit
	Shares		Shares				Shares	Amount						Total
BALANCE, December 31, 2006	—	$—	73,663,208	$737	$631,973	$73,200	(3,951,202)	$(73,877)	$		$(513,707)	$68,617	$1,633	$188,576
Common Stock issued under the 401(k) Savings and Stock Purchase Plan	—	—	834	—	10	—	—	—		—	—	—	—	10
Exchange of Common Stock	—	—	15,128,642	151	123,273	—	—	—		—	—	—	—	123,424
Common Stock issued for exercise of stock options	—	—	44,393	—	2,179	—	—	—		—	—	(33,315)	(486)	(31,622)
Common Stock issued for exercise of common stock purchase warrants	—	—	1,500,045	15	13,607	(9,103)	—	—		—	—	—	—	4,519
Stock based compensation expense	—	—	—	—	25,253	—	—	—		—	—	101	49	25,403
Restricted Stock forfeitures	—	—	(20,000)	—	(42)	—	—	—		—	—	—	—	(42)
Net loss	—	—	—	—	—	—	—	—		—	(239,141)	(23,262)	(1,198)	(263,601)
Dividends on Series A and Series B Cumulative Preferred Stock	—	—	1,060,919	11	9,942	—	—	—		—	(23,232)	—	—	(13,279)
Accretion of issuance costs on Series A and Series B Cumulative Convertible Preferred Stock	—	—	—	—	—	—	—	—		—	(4,542)	—	—	(4,542)
Foreign Currency translation Adjustments	—	—	—	—	—	—	—	—		10	—	—	2	12

BALANCE, December 31, 2007	—	—	91,378,041	914	806,195	64,097	(3,951,202)	(73,877)		10	(780,622)	12,141	—	28,858
Dividends on Series A and Series B Cumulative Preferred Stock	—	—	1,898,894	19	9,934	—	—	—		—	(19,139)	—	—	(9,186)
Accretion of issuance costs on Series A and Series B Cumulative Convertible Preferred Stock	—	—	—	—	—	—	—	—		—	(4,553)	—	—	(4,553)
Release of dividend liability	—	—	—	—	105,735	—	—	—		—	—	—	—	105,735
Stock based compensation expense	—	—	—	—	4,396	—	—	—		—	—	85	—	4,481
Expiration of warrants	—	—	—	—	8,288	(8,288)	—	—		—	—	—	—	—
Beneficial conversion feature	—	—	—	—	10,923	—	—	—		—	—	—	—	10,923
Exchange of Common Stock	—	—	1,725,545	17	9,211	—	—	—		—	—	(1,681)	—	7,547
Restricted Stock issued net of forfeitures	—	—	867,060	9	(9)	—	—	—		—	—	—	—	—
Foreign currency translation Adjustments	—	—	—	—	—	—	—	—		(80)	—	—	—	(80)
Stock issued for Spectrum Acquisition	1,200,000	12	30,000,000	300	265,488	—	—	—		—	—	—	—	265,800
Net loss	—	—	—	—	—	—	—	—		—	(277,692)	(10,545)	—	(288,237)

TERRESTAR CORPORATION
Consolidated Statements of Changes in Stockholders' (Deficit) Equity—(Continued)
For the Years Ended December 31, 2009, 2008 and 2007
(In thousands, except per share amounts)

	Series E Junior Convertible Preferred Stock
			Common Stock
						Common Stock Purchase Warrants	Treasury Stock		Accumulated Other Comprehensive Income		Noncontrolling Interest in TerreStar Networks	Noncontrolling Interest in TerreStar Global
		Par Value		Par Value	Additional Paid-In Capital					Accumulated Deficit
	Shares		Shares				Shares	Amount					Total
BALANCE, December 31, 2008	1,200,000	12	125,869,540	1,259	1,220,161	55,809	(3,951,202)	(73,877)	(70)	(1,082,006)	—	—	121,288
Dividends on Series A and Series B Cumulative Preferred Stock	—	—	16,025,006	160	9,791	—	—	—	—	(25,293)	—	—	(15,342)
Accretion of issuance costs on Series A and Series B Cumulative Convertible Preferred Stock	—	—		—	—	—	—	—	—	(4,542)	—	—	(4,542)
Stock based compensation expense	—	—		—	6,352	—	—	—	—	—	723	11	7,086
Expiration of warrants	—	—		—	43,810	(43,810)	—	—	—	—	—	—	—
Beneficial conversion feature adjustment	—	—	—	—	12,329	—	—	—	—	—	—	—	12,329
Restricted Stock issued net of forfeitures	—	—	1,823,691	18	(18)	—	—	—	—	—	—	—	—
Foreign currency translation Adjustments	—	—		—	—	—	—	—	2,370	—	287	12	2,669
Net loss	—	—		—	—	—	—	—	—	(205,237)	(18,935)	(313)	(224,485)

BALANCE, December 31, 2009	1,200,000	$12	143,718,237	$1,437	$1,292,425	$11,999	(3,951,202)	$(73,877)	$2,300	$(1,317,078)	$(17,925)	$(290)	$(100,997)

 TERRESTAR CORPORATION
Notes to Consolidated Financial Statements

Note 1.  Organization and Description of Business

General

        TerreStar Corporation (formerly Motient Corporation) was incorporated in 1988 under the laws of the State of Delaware. TerreStar Corporation is in the mobile communications business through its ownership of TerreStar Networks, its principal operating subsidiary, and TerreStar Global.

        TerreStar Networks, in cooperation with its Canadian partner, 4491165 Canada Inc, a majority-owned subsidiary of Trio 2 General Partnership (Trio), plans to launch an innovative wireless communications system to provide mobile coverage throughout the United States and Canada using integrated satellite-terrestrial smartphones. This system build out will be based on an integrated satellite and ground-based technology intended to provide communication service in most hard-to-reach areas and will provide a nationwide interoperable, survivable and critical communications infrastructure. We intend to provide multiple communications applications, including voice, data and video services.

        As of December 31, 2009, we had three wholly-owned subsidiaries, MVH Holdings Inc., Motient Holdings Inc., and TerreStar Holdings Inc. Motient Ventures Holding Inc., a wholly-owned subsidiary of MVH Holdings Inc., directly holds approximately 89.0% and 86.5% interest in TerreStar Networks and TerreStar Global, respectively.

Going Concern, Liquidity and Capital Resources

        In assessing our liquidity, we analyze our cash, our investments, anticipated revenue streams and our financing, operating and capital expenditure commitments, including preferred stock redemption obligations. Our principal liquidity needs are to satisfy working capital requirements, operating expenses, capital expenditure, debt and preferred stock redemption obligations. Based on our current plans, there is substantial doubt that the available cash balance, investments and available borrowing capacity as of December, 31, 2009 will be sufficient to satisfy the projected funding needs for all of 2010. We will likely require additional funding in the second quarter of 2010 unless we are able to extend our obligations and commitments to future periods. We cannot guarantee that financing will be available or available on favorable terms. If we fail to obtain necessary financing on a timely basis, we may be forced to curtail operations or take other actions that will impact our ability to conduct our operations as planned. Our 2009 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result from this uncertainty.

        We are currently considering various alternatives to extend our liquidity and raise capital. The redemption obligation under the Series A and Series B preferred stock may be satisfied by permitting the holders of such preferred stock, voting as a class, to elect a majority of our Board of Directors. We have also commenced an exchange offer for our outstanding preferred stock as more fully described in Note 18. Further, we are evaluating other potential sources of funding including those described in Note 18.

        Our principal sources of liquidity consist of our current cash balances, which includes advances of $30.0 million from our 1.4GHz terrestrial spectrum lease agreement ("Lease Agreement") received in January 2010, investments and credit available through our secured borrowing under TerreStar-2 Purchase Money Credit Agreement ("Credit Agreement"), of which $42.5 million is available as of December 31, 2009 and which is available solely for construction and completion of our second satellite, TerreStar-2. As of December 31, 2009, we had $45.1 million of cash and cash equivalents and $0.5 million of restricted cash. After giving effect to the net proceeds and advances available under the

Lease Agreement and Credit Agreement, we have approximately $118.1 million of liquid resources available to fund operations.

        Our short-term liquidity needs are principally related to our operating expenses, continuing commitments related to the design and development of our handset and chipset, development of our ground based satellite infrastructure and the potential redemption obligation under our Series A and B Preferred Stock. As of December 31, 2009, we had contractual obligations of $562.2 million due within one year, consisting of approximately $429.9 million related to the redemption of Series A and B Preferred Stock, which if not previously converted into shares of our common stock or if the holders have not been given the right to elect a majority of our Board of Directors, will be due on April 15, 2010, $51.5 million related to our satellite system, $0.2 million related to interest or debt obligations, $76.1 million related to our handset, chipset, terrestrial network and orbital incentive payments related to our satellite contract and $4.5 million for operating leases.

        We will require additional financing to fund operations and ongoing network development. As of December 31, 2009, we had aggregate operational contractual payment obligations of approximately $212.2 million, consisting of approximately $119.2 million for the TerreStar Networks' satellites and incentive payments; approximately $9.1 million for our operating leases in Reston, Virginia, Lincolnshire, Illinois and Richardson Park, Texas, data centers, and site hosting agreements and approximately $83.9 million for obligations related to the build out of our terrestrial network and handset and chipset costs. The ability to fund these costs will depend on our future performance, which is subject in part to the execution of post satellite launch activities, general economic, financial and regulatory conditions and other factors that are beyond our control, including trends in the industry and technology developments. Also, we may not be able to obtain this additional financing on acceptable terms or at all. Additionally, the terms of our current financing and contractual arrangements include significant limitations, among other factors, on our ability to incur additional debt, collateralize any additional new financing with our assets and the structure of any new financing transaction.

Description of the Business

TerreStar Networks Inc.

        TerreStar Networks is our principal operating subsidiary. TerreStar Networks, in cooperation with its Canadian partner, 4491165 Canada Inc, a majority-owned subsidiary of Trio 2 General Partnership ("Trio"), plans to launch an innovative wireless communications system to provide mobile coverage throughout the United States and Canada using integrated satellite-terrestrial smartphones.

        We successfully launched our first satellite "TerreStar-1" on July 1, 2009 and placed it into its assigned orbital slot in the geosynchronous arc, marking a significant milestone in offering the mobile satellite service ("MSS") using frequencies in the 2GHz band. When our MSS service is offered in conjunction with ancillary terrestrial component ("ATC") service, we will provide an integrated satellite and terrestrial wireless communications network. The network will also allow a user to utilize a mobile device that can communicate with a traditional land-based wireless network when in range of that network, but communicate with TerreStar-1 when not in range of such a land-based network or when such network is unavailable.

        Our ability to offer MSS/ATC services depends on TerreStar Networks' ability to maintain certain regulatory authorizations allowing it to provide MSS/ATC in the S-band. We also may be required to obtain additional approvals from national and local authorities in connection with the services that we wish to provide in the future.

        TerreStar Networks, initially created as a subsidiary of SkyTerra, entered into an agreement with SkyTerra's wholly-owned subsidiary, ATC Technologies, LLC ("ATC Technologies") pursuant to which

TerreStar Networks has a perpetual, royalty-free license to utilize ATC Technologies' patent portfolio in the S-band, including those patents related to ATC, which allows us to deploy a communications network that seamlessly integrates satellite and terrestrial communications, giving a user ubiquitous wireless coverage in the U.S. and Canada.

        We have the right to use two 10 MHz blocks of contiguous and unshared MSS S-band spectrum covering a population of over 330 million throughout the United States and Canada. Our entire spectrum is eligible for ATC status. On January 13, 2010, TerreStar Networks was granted authority by the FCC to operate dual-mode mobile terminals that can be used to communicate either via TerreStar's geosynchronous-orbit MSS satellite or ancillary terrestrial component base stations. ATC base station operations were also authorized. These ATC authorizations provide the ability to integrate terrestrial mobile services with MSS. We anticipate using this ATC authorization to create a two-way wireless communications network providing coverage, services and applications to mobile and portable wireless users. This may be achieved through a strategic partnership with one or more other communications providers.

        In September 2009, we entered into a Mobile Satellite Services and Support Agreement with AT&T Mobility under which AT&T will offer certain of our satellite communications services initially to its government and enterprise customers. We believe our network's satellite and terrestrial mobile capabilities will serve the needs of various users, such as U.S. and Canadian government and emergency first responder personnel who require reliable, uninterrupted and interoperable connectivity that can be provided by an integrated satellite and terrestrial network. In October 2006, we entered into a Cooperative Research and Development Agreement ("CRADA") with the U.S. Defense Information System Agency ("DISA") to jointly develop a North American emergency response communications network. On October 3, 2008 the CRADA was extended for an additional two years. We expect the CRADA to result in the development of products that will mutually benefit us and the U.S. government. We also believe that our planned network will appeal to a broad base of potential end users, customers and strategic partners, including those in the media, technology and communications sectors, logistics and distribution sectors and other sectors requiring uninterrupted wireless service.

        As of December 31, 2009, we owned approximately 89.0% of the outstanding shares of TerreStar Networks and have included the financial results of TerreStar Networks for the purpose of consolidated financial statements.

Our Relationship with TerreStar Canada and 4491165 Canada

        TerreStar Canada Holdings owns 80% of the voting equity of TerreStar Canada, which in turn holds the Industry Canada approvals needed to operate TerreStar-1 for the purposes of providing mobile satellite services in Canada. We maintain our existing 20% of the voting equity of TerreStar Canada. TerreStar Canada holds legal title to the TerreStar-1 satellite and under the terms of an amended and restated Indefeasible Right of Use Agreement dated August 11, 2009 between TerreStar Networks and TerreStar Canada, TerreStar Networks has been granted a right to use up to ninety percent of the capacity on the TerreStar-1 satellite.

        In July 2009, Trio through 4491165 Canada Inc, a then wholly-owned subsidiary of Trio, completed its acquisition of a 66 2/3% voting equity stake in TerreStar Canada Holdings previously held by 4371585 Canada Inc., a wholly-owned subsidiary of BCE Inc. We retain our existing 33 1/3% voting equity ownership in TerreStar Canada Holdings.

Our Relationship with 4491190 Canada

        4491190 Canada Inc. ("RetailCo") is a Canadian registered entity established for the purpose of providing commercial MSS/ATC services in Canada using the TerreStar-1 satellite and 2GHz terrestrial spectrum. On August 11, 2009, TerreStar Networks and 4491181 Canada Inc. ("4491181 Canada") entered into a Shareholder's Agreement pursuant to which TerreStar Networks became the 20% holder of RetailCo Class A stock and 100% owner of RetailCo non-voting Class B stock. 4491181 Canada is under common ownership with 4491165 Canada. The Shareholder's agreement grants TerreStar Networks some limited minority shareholder rights and the ability to nominate one of five directors. In the event of a dilutive event including issuing a debt instrument, a share issuance or a share transfer or sale, TerreStar Networks has various options to maintain its relative percentage ownership amounts. Such options include pre-emptive rights, right of first offer, co-sale, and drag along.

        RetailCo has entered a Wholesale Satellite Capacity Agreement with TerreStar Canada whereby RetailCo has the right to use up to 10% of the capacity of TerreStar-1 on a per minute/per megabyte basis. RetailCo intends to enter into various agreements to allow for the use of TerreStar Networks handsets in Canada and for the sale of end user devices in the Canadian market.

        RetailCo has entered a Rights and Services agreement under which it is expected to procure some network and technical services from TerreStar Networks to facilitate the development and integration of its network with TerreStar Canada and TerreStar Networks.

TerreStar Global Ltd.

        TerreStar Global was initially formed in 2005 as a wholly-owned subsidiary of TerreStar Networks. We have consolidated the financial results of TerreStar Global since its inception. In late 2006, TerreStar Corporation became the indirect majority holder of TerreStar Global. As of December 31, 2009, we owned approximately 86.5% of the outstanding shares of TerreStar Global.

        Through a wholly-owned subsidiary of TerreStar Global, TerreStar Europe Limited, our goal is to build, own and operate a Pan-European integrated mobile satellite and terrestrial communications network to address public safety and disaster relief as well as provide broadband connectivity in rural regions. As Europe's first next-generation integrated mobile satellite and terrestrial communication network, TerreStar Europe plans to deliver universal access and tailored applications over a fully-optimized IP network.

        While TerreStar Europe was not awarded a 2 GHz MSS S-band spectrum authorization in the recent European Commission proceeding, TerreStar Global continues to explore ways in which it can participate in the European market.

TerreStar Holdings Inc.

        TerreStar Holdings was formed in September 2009 as a wholly-owned subsidiary of TerreStar Corporation. TerreStar 1.4 Holdings LLC, a Delaware limited liability company and wholly-owned subsidiary of TerreStar Holdings, holds the FCC licenses for certain 1.4GHz terrestrial spectrum and has entered into a lease of that spectrum with an entity controlled by Harbinger. At December 31, 2009, TerreStar Corporation's consolidated financial statements include TerreStar Holdings and its wholly-owned subsidiary TerreStar 1.4 Holdings LLC.

Note 2.  Significant Accounting Policies

Basis of Presentation

        The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The consolidated financial statements include the accounts of TerreStar Corporation, the accounts of our majority-owned subsidiaries and TerreStar Canada, a variable interest entity ("VIE") for which we are the primary beneficiary. We consolidated the results of TerreStar Canada into our financial statements effective January 1, 2008. All intercompany accounts are eliminated upon consolidation. Investments in which we do not have the ability to exercise significant influence are carried at the lower of cost or estimated realizable value.

        In the opinion of management, the accompanying consolidated financial statements reflect all adjustments necessary to summarize fairly our financial position, results of operations and cash flows for the periods presented. The operating results for the periods presented are not necessarily indicative of the results that may be expected for future periods.

        In June 2009, the Financial Accounting Standards Board ("FASB") established the Accounting Standards Codification as the source of authoritative GAAP recognized by the FASB. The Codification is effective in the first interim and annual periods ending after September 15, 2009 and had no effect on our financial position or results of operations.

Reclassifications

        Certain reclassifications have been made to the prior year's financial statements and notes thereto to conform to the current year presentation primarily relating to property and equipment disclosures.

Use of Accounting Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the fair value of derivatives, stock-based compensation, income taxes, long-lived assets, intangible assets and legal contingencies. Due to the inherent uncertainty involved in using estimates, actual results reported in future periods could differ from those estimates.

Cash and Cash Equivalents

        We consider all highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.

Restricted Cash

        Our restricted cash at December 31, 2009, $0.5 million, primarily pertains to various operating lease and related security deposits. The restricted cash balance at December 31, 2008, $1.4 million, related to cash held in money market escrow accounts in connection with our FCC Surety Bond and various leases and security deposits and asset purchase agreements. The carrying amount of the restricted cash approximates fair value due to short term maturities.

Fair Value Measurements

        The carrying amounts of certain of our financial instruments, such as cash and cash equivalents, restricted cash, investments, receivables, accounts payable and accrued liabilities, approximate their fair values based on their short maturities. The fair value of certain financial instruments such as our notes, exchangeable notes and related long-term debt, whose carrying value differs from the fair value are disclosed as additional information in the notes to the financial statements. Refer Note 14 for details.

        We adopted the FASB's accounting standard guidance for fair value measurements as of January 1, 2008 for financial assets and liabilities and for certain non-financial assets and liabilities as of

January 1, 2009. The standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

        Level 1: Observable inputs such as quoted prices in active markets;

        Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable;

        Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions and methodologies that result in management's best estimate of fair value.

Property and Equipment

        We record property and equipment ("P&E"), including leasehold improvements at cost. P&E consists of costs associated with our satellites and associated ground network infrastructure, lab, office and computer equipment, software, and leasehold improvements. The satellite and terrestrial network assets under construction primarily include materials, labor, equipment, satellite launch insurance premium and interest related to the construction and development of our satellite and terrestrial network. Assets under construction are not depreciated until placed into service. As of December 31, 2009, we have not commenced the depreciation of TerreStar-1 as it is determined not yet ready for its intended use. Repairs and maintenance costs that do not improve or extend the life of an asset are expensed as incurred. Interest capitalized in connection with the satellite and terrestrial network assets under construction totaled $96.7 million and $60.6 million in 2009 and 2008, respectively.

        We capitalize costs incurred for software developed internally or purchased for internal use during the application development stage including design, installation and testing. These costs are included in property and equipment and, when the software is placed in service, are depreciated over an estimated useful life of three years. Costs incurred during the preliminary project stage, as well as maintenance, upgrades or modification costs that do not result in additional functionality are expensed as incurred.

        P&E is depreciated on a straight-line basis over the estimated economic useful lives as follows:

Long Lived Assets	Estimated Useful Life
Network, lab and office equipment	5 years
Computers, software and equipment	3 years
Leasehold improvements	Lesser of lease term or estimated useful life
Satellite and Terrestrial Network	15 years

Intangible Assets

        Intangible assets primarily consist of Federal Communications Commission ("FCC") spectrum licenses and other intellectual property that were obtained in connection with several exchange transactions of TerreStar Corporation common stock for TerreStar Networks common stock with shareholders pursuant to an exchange agreement entered into in 2006 and financing transaction we entered in February 2008. Intangible assets that have finite useful lives are amortized over their estimated useful life of 15 years. We have also determined that certain of our FCC licenses have indefinite useful lives, and as such, are not amortized.

Impairment of Long-Lived and Intangible Assets

        We evaluate whether long-lived assets and finite-lived intangible assets are impaired, at least annually or whenever events or circumstances indicate the carrying value of those assets may not be recoverable. For such assets, the impairment exists when its carrying value exceeds the sum of estimates of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of an asset are under consideration, a probability-weighted approach is used for developing estimates of future undiscounted cash flows. If the carrying value of the asset is not recoverable based on these estimated future undiscounted cash flows, the impairment loss is measured as the excess of the asset's carrying value over its fair value, such that the asset's carrying value is adjusted to its estimated fair value.

        Indefinite lived intangibles are not amortized and tested for impairment when circumstances indicate the carrying value may not be recoverable, or at least annually. Our intangible assets with indefinite lives consist of 1.4GHz licenses. We have determined that our 1.4GHz licenses have indefinite useful lives due to the fact that we believe our 1.4GHz spectrum is a non-depleting asset. We determined that our 1.4GHz spectrum licenses, as of December 31, 2009, were not impaired.

Income Taxes

        We use the asset and liability method of accounting for income taxes. In 2007, we adopted the provisions of amendments to accounting standard guidance which clarify the accounting for uncertain tax positions recognized in the financial statements. This amendment prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. We accrue interest and penalties related to unrecognized tax benefits in our provision for income taxes.

        Deferred tax assets and liabilities recognized are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Significant accounting judgment is required in determining the provision for income taxes and deferred tax assets and liabilities. The actual result may differ from these estimates.

        We, together with our U.S. subsidiaries, file consolidated income tax returns in the U.S. federal jurisdiction. We, along with our U.S. subsidiaries, also file tax returns in various state and local jurisdictions. We have no periods under audit by the Internal Revenue Service ("IRS"). The statutes of limitation are open for our 2005, 2006, 2007 and 2008 returns. We are not aware of any issues for open years that upon examination by a taxing authority are expected to have a material effect on results of operations. As of December 31, 2009, we have fully reserved our deferred income tax assets.

Revenue Recognition

        On September 17, 2009, we entered into a Spectrum Manager Lease Agreement leasing the rights to use certain 1.4GHz terrestrial spectrum. The lease has an initial term through April 23, 2017, renewable, at the lessee's option, for two additional terms of ten years each, subject to FCC renewal of the licenses and no earlier termination. The lease payments due from the lessee are initially $1 million per month and will increase to $2 million per month no later than eight months after lease commencement and could increase to $2 million per month earlier depending upon the satisfaction of certain conditions. Subject to certain conditions, the lessee has an option, but not the obligation, to purchase the licenses, subject to the approval of our Board and other necessary consents. The lessee also has a right of first refusal to match the price (less credit for certain amounts paid under the Spectrum Manager Lease Agreement) in any potential transfer of the licenses to a third party.

        In January 2010, we entered into an Exclusivity Agreement with Harbinger wherein we received $30 million prepayment of lease payments under the Lease Agreement and in exchange, for a period of 90 days from the date of the Exclusivity Agreement, we would negotiate in good faith on an agreement to lease our S-band spectrum. Additionally, the agreement imposes on us, certain solicitation restrictions for entering into any transaction regarding the S-band Spectrum with a third party during the 90 day period.

        We recognize revenue when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured. We recognize spectrum lease revenue over the term of the lease.

Research and Development Costs

        The costs of research and development activities are expensed when incurred. Research and development activities consist of time and material costs related to the development of our handset technology, integrated satellite and terrestrial communications network, salaries, wages and other related costs of personnel engaged in research and development activities, and the costs of intangible assets that are purchased from others for use in research and development activities that have no alternative future uses.

Loss per Share

        Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the reporting period. Diluted loss per share reflects the conversion of obligations and the assumed issuing of securities computed using the if-converted method and the effects of shares issuable under our equity plans and warrants computed using the treasury method, if dilutive. We considered certain unvested restricted stock which has non-forfeitable dividend rights as participating securities for the purpose of calculating basic loss per share.

Translation of Foreign Currencies

        The assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated into U.S. dollars at average rates of exchange prevailing during the period. The gains and losses that result from this process are accumulated in a separate component of shareholders' equity.

Comprehensive Loss

        Accumulated other comprehensive loss, consists solely of cumulative foreign currency translation adjustments. Reconciliation of comprehensive loss (net of taxes) for the year ended December 31, 2009 and 2008 are as follows:

	2009	2008
	(in thousands)
Net Loss	$(224,485)	$(288,237)
Foreign currency translation adjustment	2,669	70

Comprehensive Loss	(221,816)	(288,167)

Less: Comprehensive loss attributable to noncontrolling interests	18,949	10,545

Comprehensive loss attributable to TerreStar Corporation	$(202,867)	$(277,622)

Recently Issued Accounting Pronouncements

        On January 1, 2009 we adopted authoritative guidance on fair value measurements for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of new guidance did not have a material impact on our consolidated financial statements.

        Effective January 1, 2009, we adopted the FASB accounting standard update which provided guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock. This update applies to any freestanding financial instrument or embedded feature that has all the characteristics of a derivative instrument or an instrument which may be potentially settled in an entity's own stock regardless of whether the instrument possesses derivative characteristics and provides a two-step approach to assist in making these determinations. The adoption of this guidance did not have any impact on our consolidated financial statements.

        Effective January 1, 2009, we adopted the FASB accounting standard update which addresses whether unvested instruments granted in share-based payment transactions that contain non forfeitable rights to dividends or dividend equivalents are participating securities subject to the two-class method of computing earnings per share under the FASB authoritative guidance. The adoption of this update did not have a material impact on our consolidated financial statements.

        Effective April 1, 2009, we adopted three accounting standard updates which were intended to provide additional application guidance and enhanced disclosures regarding fair value measurements and impairments of securities. The first update provides additional guidelines for estimating fair value in accordance with fair value accounting. The second accounting update changes accounting requirements for other-than-temporary-impairment for debt securities by replacing the current requirement that a holder have the positive intent and ability to hold an impaired security to recovery in order to conclude an impairment was temporary with a requirement that an entity conclude it does not intend to sell an impaired security and it will not be required to sell the security before the recovery of its amortized cost basis. The third accounting update requires disclosure about fair value of financial instruments for interim reporting periods as well as in the annual financial statements. The adoption of these accounting updates did not have any impact on our consolidated financial statements.

        Effective April 1, 2009, we adopted a new accounting standard issued by the FASB for subsequent events which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In February 2010, the FASB amended this new accounting standard to eliminate the disclosure requirement regarding the date through which subsequent events have been evaluated. The adoption of the new accounting standard did not have a material impact on our consolidated financial statements.

        In June 2009, the FASB issued an accounting standard which requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity and to continuously assess whether they must consolidate VIE's. This standard is effective for us beginning January 1, 2010. We are currently evaluating the impact, if any, of this standard on our consolidated financial statements.

        In October 2009, the FASB issued an accounting guidance update related to revenue arrangements with multiple deliverables. The guidance relates to the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting and modifies the manner in which the consideration under the arrangement is allocated across the individual deliverables. The guidance will be effective for us beginning on January 1, 2011, and may be applied retrospectively for all periods presented or prospectively to arrangements entered into or materially modified after the adoption date. Early adoption is permitted provided that the guidance is retroactively applied to the beginning of the year of adoption. We are currently assessing the impact, if any, on our consolidated financial statements.

Concentrations of Credit Risk

        Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and investments. We periodically invest our cash balances in temporary or overnight investments. Our short-term investments have included debt securities such as commercial paper, time deposits, certificates of deposit, banker acceptances and marketable direct obligations of the United States Treasury with high credit quality financial institutions. At December 31, 2009, we had approximately $44.6 million in money market funds. To date, we have not experienced any losses on cash or investments.

Note 3.  Sale of SkyTerra Investment

        Our investment in SkyTerra was obtained as a result of the MSV Exchange Agreement in 2006. Our MSV Partnership Units were exchanged for shares in SkyTerra in both 2006 and 2007. We held approximately 44.3 million shares of non-voting common stock of SkyTerra Communications as of December 31, 2007. This was accounted for under the cost method and valued at approximately $325 million. We also had a corresponding contractual commitment with SkyTerra to distribute 25.5 million of these shares to our shareholders, and had recorded a dividend liability of $183 million as of December 31, 2007 using the same adjusted cost basis as our investment. In the first quarter of 2008, we sold 14.4 million of our SkyTerra shares to Harbinger for an aggregate sales price of $76 million. We recognized a loss on this sale of $27 million.

        On September 16, 2008, we sold our remaining 29.9 million shares of SkyTerra for gross proceeds of $124 million. We recognized a loss of approximately $99 million on this transaction. Harbinger purchased approximately 24 million shares and the remaining shares were sold to other purchasers.

        In order to permit us to sell these SkyTerra shares, SkyTerra agreed to waive the contractual requirement for TerreStar to distribute 25.5 million of the SkyTerra shares to our shareholders. We eliminated the $183 million dividend liability. We recorded a benefit to decrease the dividend liability of $78 million due to a change in value of the shares, and as a corresponding offset to the loss on the sale of the SkyTerra shares, and the remaining $105 million was recorded to Additional Paid-in Capital in the consolidated balance sheets as an offset to the originally recorded transaction.

        We also granted to SkyTerra the right to sell to third parties the 4,216,270 shares, or approximately 11.1% of the total outstanding common shares, of TerreStar Networks held by SkyTerra. Subject to certain conditions, purchasers of these shares would have the right to exchange them for 4.37 shares of our common stock per TerreStar Networks share, and would have registration rights with respect to these shares. We would also receive 3,126,428 shares of TerreStar Global, another TerreStar Corporation subsidiary, currently owned by SkyTerra in conjunction with this exchange. If consummated, this exchange would result in us owning more than 99.9% of TerreStar Networks and TerreStar Global.

Note 4.  Property and Equipment

        The components of property and equipment as of December 31, 2009 and 2008 are presented in the table below.

	December 31, 2009	December 31, 2008
	(in thousands)
Assets Under Construction:
TerreStar-1	$488,251	$398,775
Satellite construction in progress	234,619	177,816
Terrestrial network under construction	205,793	123,695

	928,663	700,286

Assets in Service:
Network equipment	2,446	2,420
Lab equipment	19,098	11,401
Office equipment and software	7,140	6,549
Leasehold improvements	2,963	2,963

	31,647	23,333
Less accumulated depreciation	(13,181)	(7,017)

Property and equipment, net	$947,129	$716,602

        The asset under construction includes $185.3 million and $88.6 million respectively, of interest capitalized as of December 31, 2009 and 2008.

        Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $6.2 million, $4.7 million and $2.6 million, respectively.

Note 5.  Orbital Performance Incentives

        Our contract with the TerreStar-1 manufacturer requires us to make future in-orbit performance incentive payments over the design life of TerreStar-1 effective upon our acceptance of TerreStar-1 on August 31, 2009. These satellite performance incentives are payable in future periods ranging from one to fifteen years dependent on the continued satisfactory performance of the satellite. We recorded the net present value of these expected future payments as a liability and as a component of the cost of the satellite. As of December 31, 2009, we have a liability of $27.4 million recorded relating to satellite performance incentives, of which $19.3 million and $8.1 has been classified as current and non-current, respectively.

Note 6.  Intangible Assets

        Intangible assets as of December 31, 2009 and 2008 are presented in the table below.

	December 31, 2009	December 31, 2008
	(in thousands)
Indefinite lived intangibles
1.4GHz spectrum licenses	$177,480	$156,520
Definite lived intangibles
2GHz licenses	209,302	209,143
Intellectual Property	36,935	36,907

	246,237	246,050
Less accumulated amortization	(61,413)	(43,557)

Definite lived intangible assets, net	184,824	202,493

Intangible assets, net	$362,304	$359,013

        Amortization expense related to our definite lived intangibles for the years ended December 31, 2009, 2008 and 2007 was $17.9 million, $17.7 million and $15.7 million, respectively. Based on the current intangibles subject to amortization, the estimated amortization expense for each of the succeeding years from 2010 to 2014 is $17.9 million; and cumulatively thereafter $95.5 million.

Note 7.  Accounts Payable and Accrued Expenses

        Accounts payable and accrued expenses of continuing operations consist of the following:

	December 31,
	2009	2008
	(In thousands)
Accounts payable	$34,931	$10,886
Accrued compensation and benefits	2,065	2,591
Accrued consulting expenses	2,815	1,855
Accrued legal expenses	664	861
Accrued operating and other expenses	1,729	1,182

	$42,204	$17,375

Note 8.  Long-Term Debt

February 2008 Financing Transactions

        On February 7, 2008, TerreStar Corporation and TerreStar Networks entered into a series of separate agreements with EchoStar Corporation, Harbinger and other investors constituting a commitment of $300 million in investments in TerreStar Corporation and TerreStar Networks, with $200 million made available at the close of the transaction and the balance made available to fund the construction of the TerreStar-2 satellite as required. Additionally, in June 2008, we consummated the purchase of 1.4 GHz spectrum licenses from EchoStar and Harbinger.

        We recorded these transactions as an integrated transaction for accounting purposes. In exchange for the net cash proceeds received of $191.0 million and the spectrum licenses, we issued common stock of $265.8 million and debt with a face value of $200.0 million. The accounting for these transactions resulted in an aggregate debt discount of $141.9 million, a beneficial conversion feature of $23.6 million and a deferred tax liability of $21.0 million for the book and tax basis differences on the spectrum licenses. These amounts reflect the adjustments recorded in 2009 related to this transaction as described below.

        During the fourth quarter of 2009, we identified certain errors in the initial recording of the integrated transaction that impacted prior periods. The cumulative effect of correcting these errors was recorded in the three months ended December 31, 2009. The correction of these errors resulted in an increase to the spectrum licenses and deferred tax liability of $21.0 million and $7.9 million, respectively. The correction of these errors also increased the beneficial conversion feature by $12.3 million and decreased the aggregate debt discount by $3.5 million. In connection with this adjustment, we also corrected certain errors in the capitalization of interest related to this transaction which resulted in an increase in assets under construction (for capitalized interest) of $1.4 million. The correction of these errors had the effect of understating interest expense by $1.4 million and overstating interest expense by $1.3 million for the three and twelve months ended December 31, 2009, respectively. We believe that the effects of these errors was not material to the consolidated financial statements for any prior interim or annual period nor was the impact material to the consolidated financial statements for the three months and year ended December 31, 2009. Accordingly, the retroactive adjustment of previously issued financial statements is unnecessary.

TerreStar Notes

        On February 14, 2007, TerreStar Networks issued $500 million aggregate principal amount of Senior Secured Paid-in-Kind ("PIK") Notes due 2014 (the "TerreStar Notes") pursuant to an Indenture (the "Indenture"), among TerreStar Networks, as issuer, the guarantors from time to time party thereto (the "Guarantors") and U.S. Bank National Association, as trustee.

        On February 5, 2008, TerreStar Corporation and TerreStar Networks entered into a Master Investment Agreement (the "EchoStar Investment Agreement"), with EchoStar Corporation ("EchoStar"). The EchoStar Investment Agreement provided for, among other things, the purchase by EchoStar of $50 million of TerreStar Notes in accordance with the First Supplemental Indenture dated February 7, 2008.

        The additional $50 million TerreStar Notes were issued at an issue price of 93%. As part of the acquisition accounting related to the $50 million TerreStar Notes and in conjunction with the acquisition of the 1.4GHz spectrum, a debt discount was recorded for approximately $41.9 million dollars. The debt discount is being accreted using the effective interest method over the six year term of the TerreStar Notes.

        The TerreStar Notes bear interest from the date of issuance at a rate of 15% per annum. Per the provisions of the TerreStar Notes, additional interest of up to 1.5% per annum may accrue if certain milestones are not met by TerreStar. We are required to account for the potential interest rate adjustments, in accordance with FASB authoritative guidance relating to derivatives. Accordingly, we estimated the value of the contingent interest derivative using a discounted cash flow analysis considering the probability of different scenarios for satisfying the milestone requirements under the terms of the TerreStar Notes, to estimate the interest rate to be incurred, compared to the stated base interest rate of 15.0% per annum. At December 31, 2009 the carrying amount of TerreStar Notes includes $3.0 million relating to the fair value of the contingent interest derivative.

        Until and including February 15, 2011, interest on the TerreStar Notes will be payable in additional TerreStar Notes on each February 15 and August 15 semi-annually, starting August 15, 2007. Thereafter, interest on the TerreStar Notes will be payable in cash on February 15 and August 15, starting August 15, 2011. As of December 31, 2009, certain milestones continue to not be met under the Notes agreement and, accordingly, our current interest rate is 16% per annum.

        The TerreStar Notes are secured by a first priority security interest in the assets of TerreStar Networks, subject to certain exceptions, pursuant to a U.S. Security Agreement (the "Security Agreement"), dated as of February 14, 2007, among TerreStar Networks, as issuer, and any entities that may become Guarantors (as defined in the Indenture) in the future under the Indenture in favor of U.S. Bank National Association, as collateral agent. The assets of TerreStar Networks that collateralize the TerreStar Notes amount to $972.1 million as of December 31, 2009, consisting primarily of satellites under construction, property and equipment and cash and cash equivalents.

        During 2009 and 2008, $114.2 and $87.7 million of interest was paid-in-kind as additional TerreStar Notes, respectively, in accordance with covenants under the Indenture. As of December 31, 2009 and 2008, the carrying value of the TerreStar Notes, net of discount including the contingent interest derivative and accrued interest, was $791.9 million and $671.9 million, respectively.

        During the third quarter of 2009, we identified and recorded adjustments to recognize contingent interest derivatives that should have been recognized in financial statements for prior periods. The cumulative effect of correcting this error was recorded in the financial statements for the three months ended September 30, 2009. The adjustment to correct the error had the effect of overstating interest expense by $2.8 million and $4.8 million for the three months ended September 30, 2009 and the twelve months ended December 31, 2009, respectively. The adjustment also resulted in an increase in assets under construction of $2.6 million (for capitalized interest) and an increase in debt by $4.5 million as of September 30, 2009. We believe that the effects of this error was not material to the consolidated financial statements for any prior interim or annual period, nor was the impact material to the consolidated financial statements for the three months ended September 30, 2009 or the year ended December 31, 2009. Accordingly, the retroactive adjustment of previously issued financial statements is unnecessary.

TerreStar Exchangeable Notes

        The EchoStar Investment Agreement also provided for the purchase by EchoStar of $50 million of TerreStar Networks' newly issued 6.5% Senior Exchangeable PIK Notes due 2014, exchangeable for TerreStar Corporation common stock, at a conversion price of $5.57 per share (the "TerreStar Exchangeable Notes"). In addition, on February 5, 2008, TerreStar Corporation and TerreStar Networks entered into a Master Investment Agreement (the "Harbinger Investment Agreement"), with certain affiliates of Harbinger. The Harbinger Investment Agreement provided for, among other things, purchase by Harbinger of $50 million of TerreStar Exchangeable Notes. In connection with the foregoing transactions, certain of our existing investors entered into separate investment agreements ("Shareholder Investment Agreements") to purchase in the aggregate $50 million of the TerreStar Exchangeable Notes.

        On February 7, 2008, TerreStar Networks issued $150 million aggregate principal amount of TerreStar Exchangeable Notes due 2014 pursuant to an Indenture (the "Exchangeable Note Indenture"), among TerreStar Networks, TerreStar Corporation and certain subsidiaries, as issuer, the guarantors from time to time party thereto (the "Exchangeable Note Guarantors") and U.S. Bank National Association, as trustee.

        The TerreStar Exchangeable Notes bear interest from February 7, 2008 at a rate of 6.5% per annum, payable on a quarterly basis. Until and including June 15, 2011, interest on the TerreStar Exchangeable Notes will be payable in additional TerreStar Exchangeable Notes quarterly, starting March 15, 2008. Thereafter, interest on the TerreStar Exchangeable Notes will be payable in cash quarterly, starting June 15, 2011. The TerreStar Exchangeable Notes are scheduled to mature on June 15, 2014.

        The TerreStar Exchangeable Notes rank senior in right of payment to all existing and future subordinated indebtedness, and pari-passu with all other unsubordinated indebtedness. The TerreStar Exchangeable Notes are guaranteed by subsidiaries of TerreStar Networks.

        As part of the integrated transaction accounting related to the TerreStar Exchangeable Notes, a debt discount was recorded that is being accreted over the six year term of the TerreStar Exchangeable Notes.

        During 2009 and 2008, $10.6 million and $8.7 million of interest was paid-in-kind as additional TerreStar Exchangeable Notes, respectively, in accordance with the TerreStar Exchangeable Notes Indenture. As of December 31, 2009 and 2008, the carrying value of the TerreStar Exchangeable Notes, net of discount including accrued interest, was $94.7 million and $63.2 million, respectively.

Beneficial Conversion Feature

        The effective conversion rate of the TerreStar Exchangeable Notes after considering the debt discount, as compared to the fair market value of the common stock on the date of commitment, represents a beneficial conversion feature. Thus, as part of integrated transaction, we recorded an additional discount to the TerreStar Exchangeable Notes, with a corresponding increase in additional paid-in capital.

TerreStar-2 Purchase Money Credit Agreement

        On February 5, 2008, we entered into a $100 million TerreStar-2 Purchase Money Credit Agreement ("Credit Agreement") among TerreStar Networks, as the borrower, the guarantor's party thereto from time to time, U.S. Bank National Association, as collateral agent, and Harbinger and EchoStar, as lenders.

        Amounts outstanding under the Credit Agreement bear interest at a rate of 14% per annum and mature on February 5, 2013. This interest is payable in additional notes through February 2012 and payable in cash thereafter.

        The Credit Agreement contains restrictive covenants customary for credit facilities of this type, including, but not limited to the following: limitations on incurrence of additional indebtedness; a limitation on liens; a limitation on asset sales of collateral and limitation on transactions with affiliates. The Credit Agreement also contains certain events of default customary for credit facilities of this type (with customary grace periods, as applicable). If any events of default occur and are not cured within the applicable grace periods or waived, the outstanding loans may be accelerated. The financing will be advanced as required and used to fund the completion of the TerreStar-2 Satellite.

        According to the provisions of the Credit Agreement, additional interest of up to 3% may accrue if certain milestones are not met by TerreStar Networks. The interest rate adjustment was recorded as contingent interest derivative. As of December 31, 2009 and 2008, the carrying value of the Credit Agreement, net of discount, including the contingent interest derivative and accrued interest, was $67.9 million and $36.8 million, respectively. At December 31, 2009, certain milestones continue to not be met under the Credit Agreement accordingly our current interest rate was 17% per annum. On January 13, 2010, we met these milestones under the Credit Agreement, thereby reducing the interest rate to 14% per annum prospectively from this date.

Leases

        As of December 31, 2009, we had non-cancelable leases for office space, co-location sites, calibration earth stations, towers and furniture and equipment under operating leases expiring through 2018.

        Rent expense totaled approximately $6.1 million, $10.8 million and $2.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. Rent expense is recognized on a straight-line basis over the term of the lease agreement. We also had sublease income which totaled approximately $0.3 million, $0.3 million and $0.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Note 9.  Stockholders' Equity

        As of December 31, 2009, we had authorized 5 million shares of preferred stock and 240 million shares of common stock. For each share of common stock held, common stockholders are entitled to one vote on matters submitted to the stockholders.

        The preferred stock may be issued in one or more series at the discretion of the Board of Directors (the "Board"), without stockholder approval. The Board is authorized to determine the number of shares in each series and all designations, rights, preferences and limitations on the shares in each series, including, but not limited to, determining whether dividends will be cumulative or non-cumulative.

Common Stock

        In 2007, we exchanged approximately 15 million shares of our common stock for approximately 9 million shares of TerreStar Networks common stock and approximately 2 million shares of TerreStar Global common stock with holders of TerreStar Networks common stock or options to purchase shares of TerreStar Networks common stock that were exercised immediately prior to the exchange. In 2008, we exchanged approximately 1.7 million shares of our common stock for approximately 0.9 million shares of TerreStar Networks common stock and approximately 0.3 million shares of TerreStar Global common stock with minority share holders. Accordingly, our ownership interests in TerreStar Networks and TerreStar Global was approximately 89% and 86.5%, respectively, as of December 31, 2009.

Shares Reserved for Future Issuances

        As of December 31, 2009, we reserved common stock for future issuance, as detailed below:

Shares issuable upon exercise of warrants	433,364
Shares issuable upon conversion of preferred stock	42,255,956
Shares issuable for Exchangeable Notes	33,051,620
Shares issuable upon exercise of options	6,164,785

Total	81,905,725

Preferred Stock

        As of December 31, 2009, we had 5.0 million authorized shares of preferred stock, consisting of 0.5 million Series A shares, 0.5 million Series B shares, 1 Series C share, 1 Series D share, 1.9 million Series E shares and approximately 2.1 million shares undesignated. See Note 18 for Subsequent Events concerning our preferred Stock.

Series A and B Preferred Stock

        We account for the Series A and Series B Redeemable Convertible Preferred Stock ("Series A and B Preferred") as temporary equity. In April 2005, we sold 408,500 shares of non-voting Series A Cumulative Convertible Preferred Stock ("Series A Preferred"), $0.01 par value in a private placement exempt from the registration requirements of the Securities Act of 1933. The rights, preferences and privileges of the Series A Preferred are contained in Certificates of Designations of the Series A Cumulative Convertible Preferred Stock. The following is a summary of these rights, preferences and privileges:

  •
  The Series A Preferred Stock has voting rights limited to those listed below, or except as required by applicable law. Upon (a) the accumulation of accrued and unpaid dividends on the outstanding shares of Series A Preferred for two or more six month periods, whether or not consecutive; (b) our failure to properly redeem the Series A Preferred Stock, or (c) our failure to comply with any of the other covenants or agreements set forth in the continuance of such failure for 30 consecutive days or more after receipt of notice of such failure from the holders of at least 25% of the Series A preferred then-outstanding shares of Series A Preferred, with the holders of shares of any parity securities issued after April 15, 2005 upon which like voting rights have been conferred and are exercisable, voting as a single class, will be entitled to elect two directors to our Board of Directors for successive one-year terms until such defect listed above has been cured. In addition, we must obtain approval of the holders of a majority of the then outstanding shares of Series A Preferred to modify the rights, preferences or privileges of the Series A Preferred in a manner adverse to the holders of Series A Preferred.

  •
  From April 15, 2007 to April 15, 2010, we are required to pay dividends on each share of Series A Preferred either in cash at the Cash Rate or in shares of our common stock at a rate of 6.25% per annum.

  •
  If any shares of Series A Preferred remain outstanding on April 15, 2010, we are required to redeem such shares for an amount equal to the purchase price paid per share plus any accrued but unpaid dividends on such shares.

  •
  Each holder of shares of the Series A Preferred shall be entitled to convert their shares into shares of our common stock at any time. Each share of Series A Preferred will initially be convertible into 30 shares of our common stock. Upon conversion, any accrued but unpaid dividends on such shares will also be issued as shares of common stock, in a number of shares determined by dividing the aggregate value of such dividend by $33.33. Upon conversion all amounts paid to holders of Series A Preferred will be paid in shares of our common stock.

  •
  Upon a change in our control, each holder of Series A Preferred shall be entitled to require us to redeem such holder's shares of Series A Preferred for an amount in cash equal to $1,080 per share plus all accrued and unpaid dividends on such shares.

  •
  No dividends may be declared or paid, and no funds shall be set apart for payment, on shares of our common stock, unless (i) written notice of such dividend is given to each holder of shares of Series A Preferred not less than 15 days prior to the record date for such dividend and (ii) a registration statement registering the resale of the Conversion Shares has been filed with the SEC and is effective on the date we declare such dividend.

        Upon our liquidation, dissolution or winding up, the holders of Series A Preferred are entitled to receive, prior and in preference to any distributions to holders of shares of our common stock, an amount equal to $1,000 per share plus all accrued and unpaid dividends on such shares.

        In October 2005, we completed an exchange offer in which we allowed each holder of Series A Preferred the opportunity to exchange their shares of Series A Preferred and a release of any claims relating to the issuance of the Series A Preferred for shares of Series B Preferred, which will have rights, preferences and privileges substantially identical to the Series A Preferred, except that upon (a) the accumulation of accrued and unpaid dividends on the outstanding shares of Series B Preferred for two or more six month periods, whether or not consecutive; (b) our failure to properly redeem the Series B Preferred Stock, or (c) our failure to comply with any of the other covenants or agreements set forth in the Certificate of Designations for the Series B Preferred Stock, and the continuance of such failure for 30 consecutive days or more after receipt of notice of such failure from the holders of at least 25% of the Series B Preferred then outstanding, then the holders of at least a majority of the then-outstanding shares of Series B Preferred, with the holders of shares of any parity securities upon which like voting rights have been conferred and are exercisable, voting as a single class, will be entitled to elect a majority of the members of our Board of Directors for successive on-year terms until such defect listed above has been cured. All of the holders of the Series A Preferred except for those affiliated with Highland Capital Management exchanged their shares in this offer. Accordingly, approximately $318.5 million in the face amount of Series A Preferred shares were exchanged for Series B Preferred shares of the same face amounts and $90 million in face amount of Series A Preferred shares remain outstanding.

Dividends on Series A and B Preferred Shares

        Dividends on Series A and B Preferred are due bi-annually in April and October, payable at TerreStar Corporation's option in cash at a rate of 5.25% per annum or in common stock at a rate of 6.25% per annum through April 15, 2010. Currently, we are unable to pay the Series A dividend in common stock due to the ongoing litigation with certain investors. We recorded dividends amounting to $25.3 million, $19.1 million and $23.2 million for the year ended December 31, 2009, 2008 and 2007 respectively, towards the Series A and B Preferred Stock. Per the terms of the issuance, on April 15, 2010, we have a redemption obligation of $408.5 million in principal plus unpaid dividends, if the Series A and B Preferred are not converted into shares of our common stock on or before the redemption date or we may provide the holders with the right to elect a majority of our Board of Directors.

Series C and D Preferred Stock

        In February 2008, we issued one share of non-voting Series C preferred stock, $0.01 par value ("Series C preferred") to EchoStar and one share of non-voting Series D preferred stock, $0.01 par value ("Series D preferred") to Harbinger for a purchase price equal to par value of $0.01. Issuance of these shares was exempt from the registration requirements of the Securities Act of 1933.

        The rights, preferences and privileges of the Series C and Series D preferred are contained in Certificates of Designations of the Series C and D preferred stock. The following is a summary of these rights, preferences and privileges:

  •
  The Series C and Series D holders are not entitled to or permitted to vote on any matter required or permitted to be voted upon by the stockholders of the Corporation.

  •
  The Series C and Series D Preferred are not convertible into any other class of our capital stock.

  •
  Series C and Series D preferred stock rank senior and prior to our common stock and each other class or series of our equity securities whether issued or issued in the future with respect to payment of dividends, redemption payments, rights upon our liquidation, dissolution or winding up of affairs. Additionally, the Series C and Series D rank junior to the Series A and Series B Cumulative Convertible Preferred Stock.

  •
  In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, no distribution shall be made (a) to the holders of any shares of our capital stock ranking junior (with respect to rights upon liquidation, dissolution or winding up) to the Series C and Series D preferred stock, unless the Series C and Series D holders shall have received $1,000 per share each, or (b) to the holders of shares of capital stock of the Company ranking on a parity (with respect to rights upon liquidation, dissolution or winding up) with the Series C and Series D preferred stock, except for distributions made ratably on the Series C and Series D preferred stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

  •
  By virtue of their ownership of shares of Series C and Series D preferred stock, EchoStar and Harbinger have consent rights for, among other things, certain sales of assets, making any material change in our line of business, amending or permitting the amendment of our certificate of incorporation, by-laws, or our other organizational documents or any of our subsidiaries, certain acquisitions of assets, certain capital expenditures and consolidations and mergers and rights to appoint directors.

Series E Junior Participating Preferred Stock

        In June 2008, we issued 1.2 million shares of our Series E preferred stock to Harbinger, convertible into 30 million shares of our common stock. Except as otherwise required under Delaware law, the holders of Series E Preferred Shares are not entitled to vote on any matter required or permitted to be voted on by the stockholders. The holders of Series E Preferred Shares are entitled to participate ratably in any dividends paid on the shares of common stock. In the event of a liquidation, the holders of Series E Preferred Shares will be entitled to be paid out of the assets of the Company available for distribution to its stockholders an amount in cash equal to $0.0001 per share (subject to adjustment), before any distribution may be made or any assets distributed in respect of the shares of common stock. Subject to certain restrictions related to the change of control provisions under the existing indenture and existing preferred stock, each Series E Preferred Share may be converted into 25 shares of common stock (subject to adjustment).

Exchange Offer

        On October 9, 2009, we, commenced an offer to exchange our Series A, B, C, D and E preferred stock for newly issued Series F Preferred Stock and Series G Junior Preferred Stock of TerreStar Holdings Inc., our 100% owned subsidiary, subject to certain conditions. In connection with this offer, we are soliciting consents to certain proposed amendments to the certificate of designation of our Series B preferred stock. The initial offer was amended for certain provisions in the offer and currently the exchange offer will expire on April 2, 2010, unless extended or terminated prior to such date.

Common Stock Purchase Warrants

        As of December 31, 2009, there were approximately 0.4 million fully vested warrants exercisable for our common stock outstanding.

        The following table summarizes our warrant activity as of December 31, 2009.

TerreStar Corporation	Warrants	Weighted- average exercise price per share
Outstanding at January 1, 2009	3,210,039	$10.23
Granted	—	—
Canceled	(2,776,675)	8.11
Exercised	—	—

Outstanding at December 31, 2009	433,364	$23.86

        The outstanding warrants as of December 31, 2009 have a term of five years and expire in April 2010.

Variable Interest Entities

        In July 2009, Trio through 4491165 Canada Inc., a then wholly-owned subsidiary of Trio, completed its acquisition of a 66 2/3% voting equity stake in TerreStar Canada Holdings previously held by 4371585 Canada Inc., a wholly-owned subsidiary of BCE Inc., (a Canadian corporation). We retain our existing 33 1/3% voting equity ownership in TerreStar Canada Holdings.

        TerreStar Canada Holdings owns 80% of the voting equity of TerreStar Canada, which in turn holds the Industry Canada approvals needed to launch and operate TerreStar-1 for the purposes of providing mobile satellite services in Canada. We also maintain our existing 20% holding of the voting equity of TerreStar Canada. TerreStar Canada holds legal title to TerreStar-1 and under the terms of an amended and restated Indefeasible Right of Use Agreement dated August 11, 2009 between TerreStar Networks and TerreStar Canada, TerreStar Networks has been granted a right to use capacity on the TerreStar-1 satellite.

        As per the terms of TerreStar Canada Shareholders' Agreement, we do not have ability to make unilateral decisions regarding operation of TerreStar Canada or the utilization of its assets or incurrence of indebtedness. We have no negative approval rights with respect to appointment or termination of senior officers or creation of budgets for TerreStar Canada or TerreStar Canada Holdings. Also per the agreement, subject to certain change of control provisions, we are obligated to fund any operating cash shortfalls at TerreStar Canada upon the request of TerreStar Canada, so long as the provision of such funding does not conflict with applicable Canadian regulatory requirements. Neither 4491165 Canada Inc nor Trio has any obligation to provide financial support to TerreStar Canada Holdings or TerreStar Canada.

        TerreStar Canada is subject to foreign ownership restrictions imposed by the Telecommunications Act (Canada) and the Radiocommunication Act (Canada) and regulations made pursuant to these Acts. The shareholders agreement relating to TerreStar Canada permits its shareholders to transfer their shares in certain circumstances, provided that all such share transfers are made to parties that are eligible to hold such shares under the restrictions or are otherwise carried out in accordance with the restrictions. Although we believe that TerreStar Canada is in compliance with the relevant legislation, there can be no assurance that a future determination by regulatory authorities, or events beyond its control, will not result in TerreStar Canada ceasing to comply with the relevant legislation. If such a development were to occur, the ability of TerreStar Canada to operate as a Canadian carrier under the Telecommunications Act (Canada) or to maintain, renew or secure its Industry Canada approval could be jeopardized and our business could be materially adversely affected.

        We consider TerreStar Canada a variable interest entity under the FASB's authoritative guidance for VIE. We determine TerreStar Networks to be the primary beneficiary of TerreStar Canada, in which we hold an effective 46.6% interest, based on our historical and contractual obligation to fund the operations of TerreStar Canada and accordingly include TerreStar Canada in the consolidated financial statements.

        Our current maximum direct financial exposure to loss includes the historical investment in TerreStar Canada and intercompany receivables from TerreStar Canada. Creditors of TerreStar Canada have no recourse or rights to our assets or general credit. As of December 31, 2009 TerreStar Canada has no debt or financing arrangements with any third parties. Subject to certain limitations, we can exercise our contractual rights to prevent TerreStar Canada from undertaking business activities that may expose them to undue financial or other business risks.

Non-Controlling Interests

        On January 1, 2009, we adopted the accounting standard issued by the FASB which required reporting for minority interests by re-characterizing them as non-controlling interests and classifying them as a component of equity in the consolidated balance sheet. As required by this standard, the consolidated statements of operations are adjusted to include the net loss attributed to the non-controlling interest and the prior year consolidated financial statements have been reclassified to conform to the current year's presentation. Prior to the January 1, 2009 the noncontrolling interest had been reduced to zero, therefore we had no beginning balance of the noncontrolling interests at January 1, 2009. The adoption of this standard did not have a material impact on our consolidated financial statements.

Note 10.  Employee Benefit Plans

Summary

        We offer stock options and other long-term equity based incentive awards to the employees, directors and other service providers. We account for stock-based compensation based on fair value measured at the grant date and recognize as expense over the related service period. During 2006, TerreStar Corporation adopted the 2006 TerreStar Corporation Equity Incentive Plan (the "2006 Plan") which replaced the 2002 TerreStar Corporation Plan (the "2002 Plan"). During 2007, the TerreStar Corporation and TerreStar Networks respective Board of Directors and Compensation Committees decided to cease issuing options and other awards under the TerreStar Networks 2002 Stock Incentive Plan (the "2002 TerreStar Networks Plan") and exchange certain outstanding options under the 2002 TerreStar Networks Plan for options to purchase common stock of TerreStar Corporation under the 2006 Plan. As of December 31, 2009, we now offer stock options and other long-term incentive awards under the following two plans to eligible persons:

  •
  the 2006 TerreStar Corporation Equity Incentive Plan (the "2006 Plan"); and

  •
  the TerreStar Global Ltd. 2007 Share Incentive Plan (the "Global Plan").

        Our stock based compensation expense is included in the following line items in the consolidated statement of operations for the periods indicated (in thousands) for the awards outstanding under the 2006 Plan and the Global Plan:

	2009	2008	2007
General and administrative	$7,086	$4,195	$23,772
Research and development	—	285	1,297

Total stock-based compensation	$7,086	$4,480	$25,069

        As of December 31, 2009, the total unrecognized stock compensation expense was approximately $3.5 million. The weighted average contractual remaining life of our outstanding stock options is 7.62 years.

2006 TerreStar Corporation Equity Incentive Plan

        The 2006 Plan initially authorized to issue a total of 10,000,000 (and was later amended in October 2007 to increase to 11,000,000) Incentive Stock Options, Non-Qualified Stock Options, Restricted Shares, Performance Shares and Performance Units. As of December 31, 2009, approximately 2.6 million shares remain available to be issued under the Plan.

        The fair value of each option was estimated on the grant date using the Black-Scholes option pricing model. The expected volatility was based on the historical volatility of our common stock for a period of time commensurate with the expected term of the options. We determined the expected life based on an analysis of historical exercise and forfeiture behavior as well as expectations about future behavior. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the grant date for a period of time commensurate with the expected term of the options.

        The following table summarizes the fair values and weighted average assumptions related to the stock option grants under the 2006 Plan.

Grant dates	2009	2008	2007
Grant date fair value	$0.42 - $1.01	$0.33 - $1.78	$5.09 - 6.68
Assumptions:
Risk-free interest rate	2.2% - 3.0%	1.6% - 3.4%	4.3% - 4.6%
Expected volatility	81.3% - 90.5%	57% - 70%	60.0%
Expected dividend yield	—	—	—
Expected term (years)	6.5	1.0 - 6.0	5.50 - 5.83

Stock Option Awards

        The following tables summarize our stock option activity under the 2006 Plan for 2009:

	Options to acquire shares	Weighted- average exercise price per share	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2009	8,037,385	$11.23	—
Granted	1,198,207	1.31	—
Cancelled/Forfeited	(2,749,302)	11.07	—
Exercised	—	—	—

Outstanding at December 31, 2009	6,486,290	9.46	—

Exercisable at December 31, 2009	4,744,892	$11.48	—

	Options to acquire shares	Weighted- Average Grant Date Fair Value
Nonvested at January 1, 2009	1,158,142	$0.38
Granted	1,198,207	0.57
Cancelled	(30,875)	6.68
Vested	(584,076)	5.86

Nonvested at December 31, 2009	1,741,398	$2.22

Restricted Stock Awards

        The fair value of restricted stock awards is based on the stock price at the date of grant. Restricted stock awards generally vest over three years and are settled in shares of TerreStar Corporation common stock.

        The following table summarizes our restricted stock activity as of December 31, 2009.

TerreStar Corporation	Restricted Shares	Weighted- average grant date fair value
Nonvested at January 1, 2009	889,060	$4.15
Granted	1,895,833	0.75
Cancelled	(72,142)	2.09
Vested	(425,822)	4.33

Nonvested at December 31, 2009	2,286,929	$1.35

        The following table provides information about options under the 2006 Plan that are outstanding and exercisable as of December 31, 2009:

	Options Outstanding		Options Exercisable
Exercise Prices Range	As of December 31, 2009	Weighted Average Contractual Life Remaining	As of December 31, 2009
$0.21 - 0.77	1,064,614	8.4 years	192,505
$1.31 - 4.26	406,098	9.6 years	—
$8.85 - 11.95	4,726,578	7.4 years	4,272,387
$12.03 - 13.35	120,000	7.2 years	111,000
$23.15 - 28.70	169,000	5.3 years	169,000

	6,486,290		4,744,892

TerreStar Global Ltd. 2007 Share Incentive Plan

        Pursuant to the terms of the TerreStar Global Ltd. 2007 Share Incentive Plan (the "Global Plan"), TerreStar Global may issue up to an aggregate of 3.8 million shares of common stock in the form of options or other equity-based incentive awards to directors, officers, employees and service providers. Under this plan, as of December 31, 2009, there were 1.6 million options outstanding, of which 1.1 million options were exercisable. The weighted average exercise price of options outstanding and exercisable was $0.42 and the weighted average grant date fair value of options outstanding and exercisable was $0.29. There were no options granted, cancelled or exercised during the year ended December 31, 2009. The Stock based compensation expense recorded during 2009 pertaining to the Global plan was $0.1 million.

Warrants—TerreStar Global

        During 2009, no additional warrants were issued under TerreStar Global. The outstanding warrants-TerreStar Global as on December 31, 2009 related to July 2007 TerreStar Global warrants issued to its board and former board members. These warrants vested immediately and expire in July 2012, or earlier if fully exercised or otherwise cancelled per the warrant agreement's terms.

        The following table summarizes the TerreStar Global warrants that are outstanding and exercisable as of December 31, 2009.

	Warrants Outstanding		Exercisable
Exercise Prices	As of December 31, 2009	Weighted Average Contractual Life Remaining	As of December 31, 2009
$0.42	553,100	2.52 years	553,100

Defined Contribution Plan

        In March 2007, the Board of Directors approved termination of the Motient Corporation 401(k) Plan. Concurrently, the Board approved the formation of the TerreStar Networks Inc. 401(k) Savings Plan as a participating employer. The Motient Corporation 401(k) Savings Plan provided for (i) a TerreStar Networks match of employee contributions, in the form of common stock, at a rate of $1 for every $1 of an employee's contribution not to exceed 4% of an employee's eligible compensation, (ii) a discretionary annual employer non-elective contribution, (iii) the option to have plan benefits distributed in the form of installment payments and (iv) the reallocation of forfeitures, if any, to active participants.

        The TerreStar Networks 401 (k) Plan provides for: (i) TerreStar Networks match of employee contributions at a rate of $1 for every $1 an employee's contribution not to exceed 4% of an employee's eligible compensation and (ii) the option to have plan benefits distributed in the form of installment payments. The TerreStar Network match of employee contributions is 100% vested to the employee.

        TerreStar Networks' matching expense was approximately $478,000, $677,000, and $700,000 for 2009, 2008 and 2007, respectively.

Note 11.  Income Taxes

        The provision (benefit) for income taxes is comprised of:

	December 31
	2009	2008	2007
	(in thousands)
Current
Federal	$—	$(2,231)	$(2,248)
State	—	—	—
Deferred
Federal	2,033	—	—
State	336	—	—

Total tax expense (benefit)	$2,369	$(2,231)	$(2,248)

        The income tax expense for the year ended December 31, 2009 mainly pertains to a change in the deferred tax liability established in 2008 related to the indefinite lived intangible spectrum license asset. We recorded income tax benefit for the year ended December 31, 2008, due to the fact that the estimated tax expense accrued in 2007 ultimately proved to be lower when we filed our final 2007 income tax returns. In addition, we realized the full amount of the tax asset related to AMT credits as a result of a capital loss carryback.

        The components of the net deferred tax liability are as follows:

	December 31,
	2009	2008
	(in thousands)
Deferred tax assets:
Net operating loss, capital loss and AMT credit carry forwards	$223,157	$526,151
Stock-based compensation	12,724	17,721
Capitalized expenses	102,134	98,876
High yield debt interest	76,186	44,759
Other	13,144	2,132

Total deferred tax assets	427,345	689,639

Less valuation allowance	(231,901)	(513,861)

Deferred tax assets, net of valuation allowance	195,444	175,778
Deferred tax liabilities:
Tangible asset basis, lives and depreciation methods	75,948	50,377
Definite lived intangibles	71,444	75,354
Indefinite lived intangible	23,364	13,039
Debt discount	48,052	50,047

Total deferred tax liabilities	218,808	188,817

Total net deferred tax liability	$(23,364)	$(13,039)

        The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Our net deferred tax assets, excluding the indefinite lived intangible deferred tax liability, at December 31, 2009 and 2008, were offset by a full valuation allowance because it is not considered more likely than not that these tax benefits will be realized.

        As of December 31, 2009, we had estimated net operating loss carry forwards ("NOLs") of $583 million. In 2002, due to the debt restructuring and reorganization, and also in 2004 and 2006, we triggered a change of control for tax purposes, which limits the availability and utilization of the NOLs. As a result of this limitation, approximately $702 million of our NOLs will expire unused and have been excluded from the ending NOL balance in deferred taxes as of December 31, 2009. In addition, $15 million of our NOLs expired as of December 31, 2009 due to the carry forward period limitation. Our remaining NOLs expire between 2010 and 2029. We realized a capital loss of $198.9 million in 2008. A portion of the capital loss recorded in 2008 was carried back to offset capital gains recorded in 2006. The remaining capital loss carry forward of approximately $124 million as of December 31, 2009, will expire in 2013.

        The reconciliation between our effective tax rate on income from continuing operations and the statutory tax rate is as follows:

	2009	2008	2007
Statutory federal income tax rate	35.0%	35.0%	35.0%
Permanent differences	(7.2)	6.1	(5.4)
Valuation allowance	(28.4)	(36.8)	(29.9)
Other	(0.4)	(3.5)	1.2

Effective income tax rate	(1.0)%	0.8%	0.9%

        We and our subsidiaries filed income tax returns in the U.S. and in various state, local, and foreign jurisdictions. Due to our net operating loss carry forward position in the U.S., the tax years from 1994 forward may be adjusted by the Internal Revenue Service even though the general three year statute of limitations has expired for certain years. We are subject to various state and local tax statutes of limitation.

        The change in unrecognized tax benefits under relevant accounting standard guidance is shown in the table below (in thousands).

	2009	2008	2007
Opening balance	$—	$12,100	$—
Increase (decrease) related to positions taken in current period	—	(12,100)	12,100

Ending balance of unrecognized tax benefits	$—	$—	$12,100

        We accrue interest and penalties related to unrecognized benefits in our provision for incomes taxes. We do not expect a significant change in the unrecognized tax liabilities in the next 12 months.

Note 12.  Loss per Share

        The computation of net loss per share for the year ended December 31, 2009, 2008 and 2007 is shown below:

	2009	2008	2007
	(In thousands except per share data)
Loss per Share (Basic and Diluted):
Net Loss available to Common Stockholders	$(235,072)	$(301,384)	$(266,915)
Weighted-Average Common Shares Outstanding	133,476	107,179	83,016
Basic and Diluted net loss per share	$(1.76)	$(2.81)	$(3.22)

        For the year ended December 31, 2009, 72.7 million dilutive shares calculated on an "if converted" basis for the Series A and B Preferred, Series E preferred stock and TerreStar Exchangeable Notes and 2.3 million shares of unvested restricted stock were excluded from the calculation of diluted loss per share since their effect would have been anti-dilutive. Shares issuable under the equity plans and upon exercise of warrants outstanding were also anti-dilutive, since we incurred a net loss for the year ended December 31, 2009, 2008 and 2007.

Note 13.  Commitments and Contingencies

        We lease office space, equipment, collocation, cell sites and office furniture under non-cancelable operating and capital leases expiring through 2018.

        As of December 31, 2009, TerreStar Corporation had $408.5 million of its Series A and B preferred stock principal amount outstanding. If not converted or repaid, the entire preferred stock redemption amount will be due on April 15, 2010. Dividend payments are due bi-annually in April and October, payable at TerreStar Corporation's option in cash at a rate of 5.25% per annum or in common stock at a rate of 6.25% per annum through April 15, 2010. We anticipate paying the Series A and Series B dividends in common stock.

        We had the following contractual commitments as of December 31, 2009.

	TOTAL	< 1 yr	1-3 yrs	4-5 yrs	5+ yrs
	(in thousands)
Satellites(a)	$119,249	$51,540	$32,219	$4,121	$31,369
Leases	9,053	4,465	4,540	48	—
Network, capital equipment and services(b)	83,905	76,101	7,804	—	—
Preferred stock obligations	429,947	429,947	—	—	—
Debt obligations	1,776,654	150	520,063	1,256,441	—

	$2,418,808	$562,203	$564,626	$1,260,610	$31,369

(a)
The amount excludes in-orbit incentives.

(b)
The cost of certain development efforts are shared with other operators. We could incur additional commitments related to those efforts in the event that one or more of those operators discontinued their participation.

Litigation Adverse to Highland Capital Management and James Dondero

        Since August 2005, we have been engaged in litigation adverse to Highland Capital Management, L.P. ("Highland Capital"), as well as certain investment funds managed by Highland Capital, and James Dondero, who is the principal owner of Highland Capital and one of our former directors (Highland Capital, its investment funds, and Mr. Dondero are referred to collectively as the "Dondero Affiliates"). Seven of the suits were filed by the Dondero Affiliates against us or related parties. Of those seven suits, four have been resolved in our favor (and are not further discussed herein). Of the remaining three lawsuits, the first was dismissed by the trial court, reinstated by the court of appeals, and is currently proceeding before the trial court; the second has been stayed; and the third is in the discovery stage. In addition, we have filed two suits against Mr. Dondero and the Dondero Affiliates. One was dismissed on the defendants' motion (and is not further discussed herein), and the other is scheduled for trial in May 2010.

        The suit filed by the Dondero Affiliates that was reinstated was filed on August 16, 2005 in a Texas state district court in Dallas County, Texas (the "Rescission Litigation"). This suit challenged the validity of our Series A Preferred Stock and sought damages and rescission of the Dondero Affiliates' $90 million purchase of 90,000 shares of Series A Preferred Stock. On November 30, 2007, the court granted our motion for summary judgment and dismissed the suit. The Dondero Affiliates appealed the dismissal. On March 6, 2009, the Court of Appeals reversed the summary judgment and ordered most of the claims remanded to the trial court. We filed a petition for review with the Supreme Court of Texas, which was denied on September 25, 2009. We believe that these claims are without merit, and we intend vigorously to defend against this suit, which is set for trial in October 2010.

        The Dondero Affiliates' suit that was stayed is in the Commercial Division of the New York Supreme Court. In this suit, the Dondero Affiliates contend that certain transactions, including the September 2005 exchange offer by virtue of which we exchanged our outstanding shares of Series A Preferred Stock for a new class of Series B Preferred Stock, caused the occurrence of the Senior Security Trigger Date, supposedly requiring us to issue a Senior Security Notice, that would entitle the Dondero Affiliates to redeem their Series A Preferred Stock. On October 14, 2008, the court granted our motion to dismiss based on res judicata (due to the Texas trial court's dismissal of the Rescission Litigation) and denied the plaintiffs' request for leave to amend their complaint. On May 7, 2009, in light of the Texas Court of Appeals' March 2009 decision in the Rescission Litigation that reversed, in part, the trial court's summary judgment, the court granted the Dondero Affiliates' motion to renew its opposition to our motion to dismiss and reinstated the lawsuit. However, at a June 18, 2009 hearing, the court stayed proceedings in the lawsuit until certain proceedings conclude in the Rescission

Litigation in Texas that are related to the claims in this lawsuit. We believe that these claims are without merit, and, if the court revives the lawsuit in the future, we intend vigorously to defend against this suit.

        The Dondero Affiliates' suit that is in the discovery stage was filed on December 31, 2008 in the Court of Chancery of the State of Delaware. In this lawsuit, the Dondero Affiliates contend that certain financing transactions entered into by us in February 2008 with Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund LP (collectively, "Harbinger"), EchoStar Corporation ("EchoStar"), and other investors constituted a change in control of TerreStar Corporation under the Series A Preferred Stock's certificate of designations. The Dondero Affiliates allege that this change of control occurred in at least two ways: (i) they allege that Harbinger acquired control of 58% of TerreStar Corporation's voting stock; and (ii) they allege that Harbinger and EchoStar constitute a group that together acquired control of more than 50% of TerreStar Corporation's voting stock. The Dondero Affiliates ask the court to require us to issue a notice of change of control under the Certificate of Designation for the Series A Preferred Stock and redeem such stock for $90 million plus dividends and escrow premiums. In the alternative, they seek unspecified damages. The parties are currently engaged in discovery. We believe that these claims are without merit and intend vigorously to defend against this suit.

        On October 19, 2005, we filed a petition in a Texas state court in Dallas County, alleging that Mr. Dondero seriously and repeatedly breached his fiduciary duties as a director to advance his own personal interests. The state court, on Mr. Dondero's motion, entered summary judgment dismissing the fiduciary suit on the ground that the dismissal of a federal securities lawsuit filed by us had a res judicata effect that precluded the continued prosecution of state law breach-of-fiduciary-duty claims. However, on appeal, the Court of Appeals reversed the dismissal and remanded the case to the trial court, where it has now been set for trial in December 2010.

Sprint Nextel Litigation

        On June 25, 2008, Sprint Nextel Corporation ("Sprint") filed a lawsuit in the United States District Court for the Eastern District of Virginia naming TerreStar Networks as a defendant. New ICO Satellite Services, G.P. was also named as a defendant (together with TerreStar Networks, the "Defendants"). In this lawsuit, Sprint contends that Defendants owe them reimbursement for certain spectrum relocation costs Sprint has incurred or will incur in connection with relocating incumbent licensees from certain frequencies in the 2GHz spectrum band. Sprint seeks, among other things, enforcement of certain Federal Communications Commission orders and reimbursement of not less than $100 million from each Defendant. On our motion, the United States District Court for the Eastern District of Virginia has stayed Sprint's suit on the ground that primary jurisdiction of the dispute resides in the FCC; the case has been administratively closed. The case remains stayed pending a final decision by the FCC.

*    *    *

        From time to time, we are involved in legal proceedings in the ordinary course of our business operations. Although there can be no assurance as to the outcome or effect of any legal proceedings to which we are a party, we do not believe, based on currently available information, that the ultimate liabilities, if any, arising from any such legal proceedings not otherwise disclosed would have a material adverse impact on its business, financial condition, results of operations or cash flows.

Note 14.  Fair Value of Financial Instruments

        We record certain financial assets and liabilities at fair value. Our financial assets and liabilities measured at fair value on a recurring basis, which are subject to the disclosure requirements under the fair value measurement standard, at December 31, 2009 were as follows:

	Fair Value Measurements at Reporting Date Using
(In thousands)	Quoted Prices in Active Markets Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total as of December 31, 2009
Financial assets:
Money market funds	$40,610	—	—	$40,610

Total assets measured at fair value	$40,610	—	—	$40,610

Financial liabilities:
Contingent interest derivatives	—	—	$3,040	$3,040

Total liabilities measured at fair value	—	—	$3,040	$3,040

        The following table represents our financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2009:

(In thousands)	Contingent Interest Derivative
Balance at December 31, 2008	$—
Recognition of contingent interest derivative liability (See Note 8)	6,907
Changes in fair value of contingent interest derivative liability	(3,867)

Balance at December 31, 2009	$3,040

        The following are the financial instruments recorded in the consolidated financial statements at carrying value as of the reporting periods presented, for which the fair value was determined based on the authoritative guidance for fair value measurements:

	As of December 31, 2009		As of December 31, 2008
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
TerreStar Notes including contingent interest derivative and accrued interest, thereon (net of discounts)	$791,930	$770,488	$671,884	$333,145
TerreStar Exchangeable Notes and accrued interest, thereon (net of discounts)	$94,729	$135,597	$63,176	$30,757
TerreStar-2 Purchase Money Credit Agreement including contingent interest derivative and accrued interest, thereon	$67,914	$62,418	$36,755	$27,537

        We hold money market fund investments that are classified as either cash equivalents or restricted cash that are measured at fair value on a recurring basis, based on quoted prices in active markets for identical assets. We determined that there exists no active market for the TerreStar Notes, Exchangeable Notes and debt under the TerreStar-2 Purchase Money Credit Agreement. Therefore, we used the discounted cash flow (DCF) model as the primary quantitative valuation technique for disclosing fair value of debt as of December 31, 2009.

        In developing the valuation model, we determined expected cash flows, expected period coupon rate, market yield, and principal repayments as key inputs. Under the model, the fair market value of each instrument was based on the yield inputs from the JP Morgan CCC High Yield Index. The primary assumption is these observable yields are reliable proxies for investor required yield, and reflect the appropriate risk and reflect market information. In addition, the model also considered the factors applicable to take into account the credit risk underlying the debt.

Note 15.  Related Party Transactions

One Dot Four Corp.

        During September 2009, we entered into a Spectrum Manager Lease Agreement with One Dot Four Corp., an affiliate of Harbinger Capital Partners Master Fund I, Ltd., which, along with its affiliates, is a significant investor in the Company, to lease certain 1.4GHz spectrum for use throughout the United States. The initial lease term continues through April 2017, renewable, at lessee's option, for two additional terms of ten years each, subject to FCC renewal of the licenses and to early termination under various conditions. We received $3.0 million towards spectrum lease payments during 2009 and recorded $2.3 million as spectrum lease revenue in the consolidated statement of operations.

        In January 2010, we entered into an Exclusivity Agreement with Harbinger where we received $30 million prepayment of lease payments under the Spectrum Manager Lease Agreement and in exchange, for a period of 90 days from the date of the Exclusivity Agreement, we would negotiate in good faith on an agreement for our S-band spectrum. Additionally, the agreement imposes on us, certain solicitation restrictions for entering into any transaction regarding the S-band Spectrum with third party during the 90 days period.

ATC Technologies, LLC

        ATC Technologies is a subsidiary of SkyTerra. We sold our remaining interest in SkyTerra in September 2008. For the years ended December 31, 2008 and 2007, we recorded costs of $0.6 million and $0.6 million, respectively, to related parties. All of those costs were paid to ATC Technologies for intellectual property related services.

Note 16.  Supplemental Cash Flows Information

        Supplemental cash flow information for the years ended December 31, 2009, 2008 and 2007 is presented in the table below.

	2009	2008	2007
	(in thousands)
Non-cash investing and financing activities
Accrued property and equipment purchases	$14,025	$1,303	$8,554
Accrued satellite performance incentives	26,206	—	—
Interest capitalized on satellites and terrestrial network under construction	96,673	60,618	27,652
Assets acquired under capital lease	—	—	193
Acquisition of intangible assets	—	164,175	89,621
Acquisition of SkyTerra shares through exchange of MSV	—	—	177,618
Deferred financing fees accrued	—	—	916
Accretion of issuance costs on Series A and Series B Preferred Stock	4,542	4,553	4,542
Paid-in-kind interest	131,521	99,978	37,708
Stock dividend to Series B Preferred Shareholders	9,951	9,953	9,953
Dividend liability accrued but not paid	12,979	3,900	193
Expiration of common stock warrants	43,810	—	—
Acquisition of noncontrolling interest funded by issuance of common stock	—	1,573	33,801
Supplemental Cash Flows Information
Interest paid	$—	$—	$7,034
Income taxes paid	$—	$—	$5,713

Note 17.  Quarterly and Other Financial Data (unaudited)

        The following tables present selected quarterly financial data for 2009 and 2008:

	2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except for per share amounts)
Revenue	$—	$—	$—	$2,384
Operating expenses	$35,952	$41,932	$39,326	$44,068
Loss before income taxes	(49,463)	(57,543)	(56,714)	(58,396)
Net loss	(49,463)	(58,544)	(57,479)	(58,999)
Net loss attributable to TerreStar Corporation	(44,531)	(52,624)	(52,019)	(56,063)
Net loss attributable to common stockholders	(52,077)	(60,002)	(59,585)	(63,408)
Basic and Diluted loss per share	$(0.43)	$(0.44)	$(0.43)	$(0.46)
Basic and Diluted weighted-average common shares outstanding	121,051	134,611	137,154	138,329

	2008
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except for per share amounts)
Operating expenses	$67,194	$57,280	$31,876	$34,993
Loss before income taxes	(103,704)	(68,884)	(64,220)	(53,660)
Net loss	(102,950)	(68,884)	(64,220)	(52,183)
Net loss attributable to TerreStar Corporation	(94,574)	(66,715)	(64,220)	(52,183)
Net loss attributable to common stockholders	(101,499)	(73,640)	(71,219)	(55,026)
Basic and Diluted loss per share	$(1.14)	$(0.75)	$(0.59)	$(0.45)
Basic and Diluted weighted-average common shares outstanding	88,698	97,676	121,051	121,051

(1)
Loss per share calculations for each of the quarters in 2009 and 2008 is based on the weighted average number of shares outstanding for each of the periods.

(2)
See Note 8 for discussion of the correction of certain immaterial errors relating to prior periods recorded during the three months ended September 30, 2009 and December 31, 2009.

Note 18.  Subsequent Events

        We evaluated all material events or transactions that occurred after the consolidated balance sheet date as of December 31, 2009. During this period, we did not have any material subsequent events except as noted below:

        On October 9, 2009, we, commenced an offer to exchange our Series A, B, C D & E preferred stock for newly issued Series F Preferred Stock and Series G Junior Preferred Stock of TerreStar Holdings Inc., our 100% owned subsidiary, subject to certain conditions. In connection with this offer, we are soliciting consents to certain proposed amendments to the certificate of designation of our Series B preferred stock. The initial offer was amended for certain provisions in the offer and currently the exchange offer will expire on April 2, 2010, unless extended or terminated prior to such date.

        On January 13, 2010, the FCC granted us authority to integrate terrestrial use of TerreStar's 20 MHz S Band spectrum into its next generation mobile wireless network. We intend to use this authority to enhance coverage, capacity and throughput in its integrated mobile satellite and terrestrial communications network that will provide ubiquitous North American access to voice and data services through conventional wireless devices. The FCC also granted a number of technical waivers requested by us that will permit us to integrate ATC capability more efficiently.

        In January 2010, we entered into an Exclusivity Agreement with Harbinger wherein we received $30 million prepayment of lease payments under the Lease Agreement and in exchange, for a period of 90 days from the date of the Exclusivity Agreement, we would negotiate in good faith on an agreement for our S-band spectrum. Additionally, the agreement imposes on us, certain solicitation restrictions for entering into any transaction with third party regarding the S-band Spectrum during the 90 days period.

        On March 9, 2010, we received notification from The NASDAQ Stock Market's Listing Qualifications Department ("NASDAQ") that for the last 30 consecutive business days the bid price of our common stock on The NASDAQ Global Market has closed below the minimum $1.00 per share required for continued inclusion under NASDAQ Marketplace Rule 5450(a)(1) ("Minimum Share Price Rule"). In the event we do not regain compliance with the Minimum Share Price Rule by September 7, 2010, NASDAQ will provide written notification that our common stock will be delisted from The NASDAQ Global Market. At that time, we may appeal NASDAQ's determination to delist our common stock to a NASDAQ Listing Qualifications Panel.

QuickLinks

  Exhibit 99.3
TERRESTAR CORPORATION Index to Consolidated Financial Statements and Financial Statement Schedule
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TERRESTAR CORPORATION Consolidated Balance Sheets As of December 31, 2009 and 2008 (In thousands)
TERRESTAR CORPORATION Consolidated Statements of Operations For the Years Ended December 31, 2009, 2008 and 2007 (In thousands, except per share amounts)
TERRESTAR CORPORATION Consolidated Statements of Cash Flows For the Years Ended December 31, 2009, 2008 and 2007 (In thousands)
TERRESTAR CORPORATION Notes to Consolidated Financial Statements